NR07-22	September 13, 2007

ITH Begins Drilling on Painted Hills Project in Nevada
Early Encouraging Results

Company Expands Claim Block and Drill Program

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce that, on August 14th, it begun its Painted Hills drilling program.  The Painted Hills project, in which ITH can earn up to a 70% interest, is located in north-western Nevada and is held under option from Redstar Gold Corporation (TSX-V: RGC).  The three-hole, 1,000 metre, first-phase core drilling program is testing for high-grade vein and broader bulk tonnage gold mineralization in this previously un-drilled project.  Early results from the initial two holes indicate very broad zones of strong chalcedonic silicification and veining commonly in excess of 50 metres wide.  A total of seven initial rush characterization samples from this high level silicification have returned anomalous gold values of up to 0.24 g/t with high trace element indicators (gold ranging from nil to 0.24 g/t).  In response to the encouraging alteration present and the results returned from the initial drill hole, the Company has staked an additional 250 claims covering the projected extent of the system, inclusive of a nearby silicic dome complex which has similar alteration and geochemistry to the area currently being drilled.  The Company is also expanding the current drilling program to continue to test the system at deeper levels.

Project Summary

The Painted Hills project is located approximately 140 kilometres northwest of Winnemucca, Nevada.  The project area is dominated by a large alteration zone related to the upper parts of a volcanic-hosted epithermal vein system.  The vein system has important geologic similarities to multi-million ounce, high-grade gold deposits of the north-western Great Basin that contain high-grade gold veins and lower grade bulk tonnage deposits, notably Sleeper (approx. 2.5 Moz) and Midas (Ken Snyder mine; approx. 3Moz @ 1.1 ounces per ton gold).  Key gold system indicators at Painted Hills include low-grade gold in high level chalcedonic veining, together with a mercury-bearing opal-chalcedony vein zone approximately 100 metres wide which is surrounded by kaolinite-opal alteration.  The strike-length of the vein and alteration system is at least 1.5 kilometres long and contains multiple zones over a system width of at least 500 metres.  The exploration model is for high-grade gold to be deposited at the boiling level at depth beneath the exposed gold-poor, mercury-rich opaline alteration zone.  In addition to gold and mercury, the system is strongly enriched in antimony, arsenic and molybdenum.  This exploration model has been proven in several districts in Nevada, where gold deposits underlie similar gold-poor or gold-absent opaline zones.  The recent spot sampling of the early drill hole has also confirmed that the system has widespread gold in its upper levels and the extensive silicification reflects high fluid flow in the system.

The Painted Hills gold system is exposed along a range-front fault, and portions of the system may by concealed by alluvium in the adjacent valley.  This range-front setting is a favourable geologic environment similar to the Sleeper deposit.  A recently-completed CSAMT geophysical survey, which indicated a broad zone of silicification at depth, has now been confirmed with the drilling.  This survey has also indicated that the covered area to the east of the main target area has several concealed faults which represent new exploration targets.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of International Tower Hill Mines Ltd.

The work program at Painted Hills was designed and is supervised by Dr. Jacob Margolis, Exploration Manager, Redstar Gold Corp., and by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the company’s exploration programs), who are ~~is~~ responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph all sample shipments which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.